

November 24, 2023

Mikheil Lomtadze
Chief Executive Officer
Joint Stock Co Kaspi.kz
154A Nauryzbay Batyr Street
Almaty, 050013, Kazakhstan

> **Re: Joint Stock Co Kaspi.kz**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 9, 2023**
> **CIK No. 0001985487**

Dear Mikheil Lomtadze:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1. Please supplementally provide us with the Level III ADS Deposit Agreement. Please also confirm that you will file the March 28, 2019 GDR Deposit Agreement with your Form F-6. Please see Item 3(c) of Form F-6.

Mikheil Lomtadze
Joint Stock Co Kaspi.kz
November 24, 2023
Page 2

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nicholas P. Pellicani